(UMED) UNIMED PHARMACEUTICALS ANNOUNCES MANAGEMENT CHANGE


     Business Editors
     Buffalo Grove, Ill - (BUSINESS WIRE) - Feb. 8, 1999 -
     Dr. Ronald L. Goode Resigns; Dr. Robert E. Dudley Elected New President and CEO

     Unimed Pharmaceuticals, Inc. today announced the resignation of Dr. Ronald L. Goode as President and CEO and the election of Dr. Robert E. Dudley to both positions. Dudley, 44, joined Unimed in 1994 and has been Senior Vice President in charge of the company's clinical development, regulatory affairs and manufacturing efforts. He has also been responsible for a specialized marketing group. For most of 1997, Dudley served as interim President and CEO of Unimed.

     Commenting on the change, Dr. John Kapoor, Chairman of the Unimed Board of Directors, said, "Unimed is a stronger company as a result of Dr. Goode's leadership in business and product development and in building an excellent management organization. We are confident that Bob Dudley and his team will maintain and enhance the company's strategic direction."

     Unimed is an emerging, Chicago-area pharmaceutical company that develops and markets life-enhancing pharmaceutical products to address unmet medical needs in patients with chronic conditions. The company focuses on drugs that have multiple indications and fall within the areas of endocrinology, urology, HIV and other infectious diseases, hematology and oncology.

     Unimed currently markets Marinol (R) (dronabinol) as an appetite stimulant for people living with HIV disease and as an antiemetic for people with cancer, Anadrol (R)-50 (oxymetholone) for the treatment of various anemias, and Maxaquin (R) (Iomefloxacin HCI) for both complicated and uncomplicated urinary tract infections. For more information, please view our website at www.unimed.com.